EXHIBIT 2.1

PROCERA NETWORKS, INC.
100 Cooper Court
Los Gatos, CA 95032
(408) 354- 7200

May 9, 2006

PERSONAL AND CONFIDENTIAL

Board of Directors
Netintact, AB
Hardgatan 13C
SE - 432 31 Varberg
SWEDEN

Attention:	Sven Nowicki, CEO

Re:	Proposed Acquisition of Netintact AB
by Procera Networks, Inc.

Dear Mr. Nowicki:

This letter of intent will confirm the mutual intentions of Procera Networks, Inc., a Nevada corporation (“Procera”), and Netintact, AB, a, Swedish corporation, (“Netintact”), regarding the proposed merger by Procera of Netintact and certain related matters.

The terms of the proposed acquisition will be pursuant to and are subject to the execution of a definitive agreement to be entered into by the parties (the “Merger Agreement”). The principal terms of the Merger Agreement can be summarized as follows:

1.    The Merger. The parties propose combining all of the business, assets and liabilities of Procera and Netintact by way of a merger. The form of the transaction will be as Procera and Netintact may determine and in compliance with all applicable law (the “Merger”)

Netintact AB
May 9, 2006

2.	Consideration.

(a)    Exchange of Outstanding Shares. Upon the closing of the Merger and based upon the capitalization of Netintact as previously described to Procera by Netintact, all of the currently outstanding shares of Netintact shall be converted in the Merger into twenty-two million (22,000,000) shares of Procera common stock (the “Merger Shares ”). There are currently 63,003,000 shares outstanding and reserved on a fully diluted basis as set out in the cap table previously supplied to Netintact. Should this number increase or decrease prior to close, the Merger Shares shall be adjusted proportionally.

(b)    Incentive Shares. Of the Merger Shares set out in 2(a), above, nineteen million (19,000,000) shares shall be delivered upon close. Three million (3,000,000) shares are to be delivered upon meeting certain incentive milestones to be agreed to by the parties and memorialized in the definitive agreement.

(c)    Certain Shares to be Allocated Among Netintact Employees not Currently Netintact Shareholders. It is the desire of all parties that each current employee of Netintact have shares of Procera common stock upon close of the transaction. Currently, five Netintact employees (the “Founders”) own 92% of Netintact stock of all classes and certain Netintact employees are not Netintact shareholders. The parties agree that Netintact will take the appropriate action to insure that at the close of this transaction, and the exchange of shares contemplated by this transaction, that a reasonable number of the Merger Shares shall be transferred to all Netintact employees other than the “Founders”. The allocation of such shares to individual persons shall be the responsibility of Netintact.

(d)    Board of Directors. Upon the closing of the Merger, one employee of Netintact shall be appointed to the Procera Board of Directors and shall be entitled to maintain that seat for so long as 10,000,000 shares of Merger Shares shall remain in the hands of the Founders. In addition, Procera will propose to its Board of Directors that Staffan Hillberg be elected to such Board of Directors as an “outside director” as that term is construed by the SEC.

(e)    Market Stand-Off Agreement. Each security issued by Procera in the Merger will be subject to a lock-up restriction lasting for three years; provided however that such lock-up restriction shall fall away at the rate of 1/3 per year and shall completely fall away upon an acquisition of Procera.

Netintact AB
May 9, 2006

(f)    Securities Exemption. It is the intent of the parties that the Procera stock to be issued in connection with the acquisition will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Act”)

3.    Liquidity of Merger Shares. The parties anticipate that Merger Shares shall be sold in the US public markets pursuant to SEC Rule 144.

4.    Due Diligence. At any time or times prior to the closing of the Merger, each party (the “Providing Party”) agrees to and and shall make available promptly to the other party (the “Requesting Party”), including the Requesting Party’s employees, attorneys, accountants and other agents and representatives, all information (including confidential information which shall be supplied pursuant to a non-disclosure agreement) concerning the operation, business and prospects of the Providing Party as may be requested by the Requesting Party and as may be in the possession of or available with reasonable efforts to the Providing Party, including, without limitation, making available for inspection or, upon request, providing copies of all working papers of the Providing Party’s accountants, all contracts, corporate documents and summaries and other documents specified by the Requesting Party or its employees, agents or representatives. The Providing Party will cooperate with the Requesting Party and its employees, agents and representatives for the purpose of permitting them to discuss the Providing Party’s business and prospects with the Requesting Party’s officers, directors, key employees, accountants, attorneys and other persons having business dealings with the Providing Party, together with the Providing Party’s customers, creditors and suppliers.

5.    Representations, Warranties and Covenants of Netintact. In the Acquisition Agreement, Netintact will make representations, warranties and covenants as are usual and customary for acquisition transactions involving companies in equivalent circumstances.

Netintact AB
May 9, 2006

6.    Indemnity for Breach of Representations, Warranties and Covenants. An escrow will be created which will consist of approximately 10% of the shares to be issued to the Netintact shareholders at the closing of the Merger. (Such percentage will be determined and negotiated following Procera’s completion of its due diligence review of Netintact). Such shares will be deposited in an escrow (the “Escrow”) that will continue for 12 months after the closing of the Merger.

(a)    The Escrow shall be security for the indemnification of Procera in the event of one or more breaches of Netintact’s representations, warranties or covenants in the Acquisition Agreement.

(b)    Procera shall indemnify Netintact’s stockholders for any breaches of Procera’s representations, warranties and covenants in the Acquisition Agreement.

7.    Procera’s Conditions to Close Merger. In addition to such other conditions to closing that are customary in an acquisition transaction of this type, the Acquisition Agreement will contain, without limitation, conditions to the closing of the Merger by Procera (which Procera may waive, in Procera’s sole discretion) of the following general types:

(a)    The representations and warranties of Netintact are true in all material respects on the date of the closing, and Netintact shall be in compliance with all covenants required to be complied with as of the closing.

(b)    The execution of mutually satisfactory employment letters or agreements between Procera and each Netintact Founder and other named employees which shall be named in the definitive agreement (the “Key Employees”), which agreements shall contain a provision requiring the Key Employee to remain an employee of Procera (or such other entity wholly owned by Procera as the parties may agree upon) for a period of three years from closing.

(c)    The execution by each Netintact employee of Procera’s standard form Proprietary Information and Inventions Agreement.

(d)    The closing of the Merger (the “Closing Date”) shall have occurred on or before sixty (60) days after Procera and Netintact enter into the Acquisition Agreement, but not later than August 31, 2006.

Netintact AB
May 9, 2006

(e)    An opinion of counsel for Netintact, satisfactory to Procera, as to matters usual in an acquisition transaction of this type.

(f)    The obtaining of all consents and approvals required under any outstanding contract of Netintact, under applicable law, or otherwise, and the making of all filings which are necessary or appropriate in connection with the Merger.

(g)    Each stockholder of Netintact will have executed and delivered to Procera all such representations as to investment intent and status so as to enable Procera to reasonably determine that the issuance of equity interests in this Merger is exempt from the registration and qualification requirements under applicable securities laws.

(h)    Holders of a mutually agreeable percentage of the outstanding Netintact capital stock entitled to vote with respect to the Merger vote in favor of the Merger at the applicable Netintact Shareholders’ meeting or via action by written consent.

(i)     The execution of a general release by holders of a mutually agreeable percentage of Netintact capital stock and officers and directors of Procera releasing Netintact, each officer and director of Netintact, and Procera and each officer and director of Procera from any liability in connection with the Merger.

(j)     There shall have not occurred any event constituting a material adverse change in the business or financial condition of Netintact.

8.    Netintact’s Conditions to Close Merger. In addition to such other conditions to closing as are usual in an acquisition transaction, the Acquisition Agreement will contain, without limitation, conditions to the closing of the Merger by Netintact (which Netintact may waive) of the following general types:

(a)    The representations and warranties of Procera are true in all material respects on the date of the closing, and Procera shall be in compliance with all relevant covenants as of the closing.

(b)    The closing of the Merger shall have occurred on or before sixty (60) days after Procera and Netintact enter into the Acquisition Agreement, but not later than August 31, 2006.

(c)    An opinion of counsel for Procera, satisfactory to Netintact, as to matters usual in an acquisition transaction of this type.

Netintact AB
May 9, 2006

(d)    There shall have not occurred any event constituting a material adverse change in the business or financial condition of Netintact.

(e)    There shall have not occurred any event constituting a material adverse change in the business or financial condition of Procera.

(f)    The obtaining of all consents and approvals required under any outstanding contract of Procera, under applicable law, or otherwise, and the making of all filings which are necessary or which Netintact deems appropriate in connection with the Merger.

9.    Shareholder Approval. The Board of Directors of Procera shall submit the Acquisition Agreement and the Merger to, and shall recommend approval by, the shareholders of Procera at a shareholder meeting to be held at the earliest practicable date in order to effect consummation of the Merger on or before sixty (60) days after Procera and Netintact enter into the Acquisition Agreement, but not later than August 31, 2006.

10.          Expenses. Procera and Netintact will each be responsible for payment of its own expenses in connection with the transactions contemplated hereby; provided, however, that the fees of Netintact’s counsel, accountants, and any other of its representatives in connection with the Merger will not, without the express written consent of Procera (which consent shall not be unreasonably withheld), exceed $50,000. and that the fees of Procera’s counsel, accountants, and any other of its representatives in connection with the Merger will not, without the express written consent of Netintact (which consent shall not be unreasonably withheld), exceed $75,000.

11.         Negotiations with Others - Netintact. Until the date on which written notice is provided by one party to the other that such party is terminating this Letter of Intent pursuant to Section 16 hereof, Netintact shall not (nor will it permit any of its officers, directors, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Procera and its designees: (i) solicit, encourage, initiate or participate in any negotiations or discussions with respect to any offer or proposal to acquire all or substantially all of Netintact’s business and properties or capital stock whether by merger, purchase of assets, tender offer or otherwise or to purchase from Netintact any of its equity securities, (ii) disclose any information not customarily disclosed to any person concerning Netintact’s business and properties or afford to any person or entity access to its properties, books or records, or (iii) assist or cooperate with any person to make any proposal to consummate a transaction of the type referred to in clause (i). In the event Netintact shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, it shall immediately inform Procera as to any such offer or proposal and will cooperate with Procera by furnishing any information it may reasonably request. It is noted that this provision does not apply to Netintact having discussions with Venture Capitalists; provided however that upon receipt of written notice from Procera that the Board of Directors of Procera has voted to approve the this Merger, this paragraph 11 shall apply to discussions with Venture Capitalists .

Netintact AB
May 9, 2006

12.         Negotiations with Others - Procera. Until the date on which written notice is provided by one party to the other that such party is terminating this Letter of Intent pursuant to Section 16 hereof, Procera shall not (nor will it permit any of its officers, directors, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Netintact and its designees: (i) solicit, encourage, initiate or participate in any negotiations or discussions with respect to any offer or proposal to acquire all or substantially all of any third party’s business and properties or capital stock whether by merger, purchase of assets, tender offer or otherwise or to purchase from a third party any of its equity securities, (ii) disclose any information not customarily disclosed to any person concerning Procera’s business and properties or afford to any person or entity access to its properties, books or records, or (iii) assist or cooperate with any person to make any proposal to consummate a transaction of the type referred to in clause (i). In the event Procera shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, it shall immediately inform Netintact as to any such offer or proposal and will cooperate with Netintact by furnishing any information it may reasonably request.

13.         Tax Consequences. It is currently contemplated by the parties that the Merger shall be a substantially tax free event.

14.         Public Announcement. The parties contemplate making a press release in due course after the execution of this agreement. However, Neither Procera nor Netintact will make any public announcement concerning the matters set forth in this Letter of Intent without the written consent of the other party.

15.         Confidentiality. Procera and Netintact have previously executed a mutual non-disclosure agreement dated July 6, 2004. Procera and Netintact each agree that all information provided by one party to the other in the course of pursuing this transaction shall be governed by this agreement.

Netintact AB
May 9, 2006

16.         Covenants of Netintact and Procera. From and after the date hereof until the termination of this Letter of Intent pursuant to Section 16, Netintact and Procera will conduct its business only in the normal and ordinary course

17.         Termination. Subject to the other provisions hereof, the understandings and obligations contained herein shall terminate upon the later of (a) July 15, 2006 or (b) the date on which written notice is provided by one party to the other that such party is terminating this Letter of Intent.

* * *

The foregoing Letter of Intent is a non-binding proposal only, and is not and should not be construed as an offer or commitment by Procera or Netintact with respect to the transactions contemplated hereby, except that the provisions set forth in paragraphs 10, 11, 13 and 14 shall be effective, but all other rights and obligations of Procera and Netintact are subject to negotiation, execution and delivery of a definitive Acquisition Agreement.

Notwithstanding the delivery of this Letter of Intent or any past, present or future approvals by the management, Board of Directors, or stockholders of any party to the proposed transactions (or any related person or entity) or any other past, present or future written or oral indication of assent, or indications of results of negotiations or agreement, no party to the proposed transactions (and no person or entity related to any such party) will be under any legal obligation, except as expressly provided herein, with respect to the proposed transaction or any similar transaction, and no offering or binding commitment of any nature whatsoever shall be implied, unless and until the formal agreement providing for the transaction has been executed and delivered by all parties thereto.

If you are in agreement with the foregoing, please confirm such agreement by signing and returning to us the enclosed copy of this Letter of Intent.

Very truly yours,

PROCERA INC.

		By:	/s/ Douglas Gladder

		Its:	CEO and Chairman

Agreed in principal:

NETINTACT CORPORATION

By:	/s/ Sven Nowicki

Its:	CEO